MASCOT PROPERTIES, INC.
7985 113TH STREET SUITE 220
SEMINOLE, FL, 33772

July 13, 2011

Tom Kluck
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mascot Properties, Inc.
Registration Statement on Form S-1
Filed May 24, 2011
File No. 333-174445

Dear Mr. Kluck

By letter dated June 20, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission provided Mascot Properties, Inc. (the “Company,” “we,” “us” or “our”) with its comments on the Company’s Registration Statement on Form S-1, originally filed on May 24, 2011 (the “Registration Statement”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.   For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”  In discussing this definition in the adopting release, the Commission stated that it would “scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419.”  See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of managing real estate properties.  However, your disclosure shows that you had no assets as of March 31, 2011, other than cash of $17, no revenues, no operations and no contracts regarding the company’s proposed business.  Furthermore, you are not raising any funds in this offering and have no specific plans to obtain financing.   In addition, the costs of this offering are $31,528.  It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position.  Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering.  If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan.  Please refer to Item 101(a)(2) of Regulation S-K.  We offer the following comments to help you revise your disclosure.

RESPONSE: In response to this comment we referred to Section (a)(2) of Rule 419 of the Securities Act, which defines a blank check company as a company that is issuing penny stock and that is a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

While we are a development stage company, the company is not a blank check company because the Company has a very specific business purpose and a bona fide plan of operations.  Its business plan and purpose is the management of real estate properties, primarily related to student housing and services which include general property management and maintenance and activities coordination for residents.  We are seeking to manage properties that are near universities that suffer from a lack of on-campus housing and growing enrollment. Our operations will include managing income producing residential real estate properties near fast growing universities that are incapable of accommodating all of their current and future students as enrollment continues to grow. As of the date of this filing, the Company has not generated revenues, as it has only been operating for a relatively short period of time.  However, the Company intends to create strategic alliances with outside professionals to facilitate services for the on-site management of properties and real estate rehabilitation and maintenance services that may be required. These services include total property management responsibilities for the care and upkeep of the property.

Over the next twelve months following the Offering the Company intends to contract at least ten suitable properties for management.  The Company deems suitable properties as rental properties in good condition, which should be within three miles of a college campus and have at least 100 rental units.  Furthermore, the Company intends to implement a wider marketing campaign in an effort to generate further business leads.

Lastly, the Company does not have any plans or intentions to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

2.
Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

RESPONSE: We currently do not have any graphics, maps, photographs, related captions or other artwork that we intend to use in the prospectus.

3.
Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.  Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

RESPONSE:  We have provided highlighted copies of the following studies and reports to the Commission:

•	“Student Housing Catch the Wave” – Multi-housing News May 2010 available at www.multi-housingnews.com
•	Florida Real Estate Forecast -available at www.forecastchart.com
•	“Student Housing- A Strong Market for 2009” -CDS Market Research available at www.cdsmr.com
•	“Multi-Family Moves on Up” – Commercial Investment Real Estate Magazine available at www.ciremagazine.com

Additionally, the aforementioned industry reports and studies we relied on were publicly available, not prepared specifically for us and we did not compensate any party that prepared these reports or studies.

4.
Please provide supplemental support for your factual assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced.  For example purposes only, we note the following statements:

•	“Research has shown that student housing tends to rent at a premium compared with conventional apartment communities,” page 19;

•	“$2,000 monthly rent may be as much as 30% higher than the apartment norm for a particular geographic area,” page 19;

•	“Parents typically guarantee rents and pay higher security deposits to ensure safe housing with amenities that students can enjoy,” page 19; and

•	“Properties in this marketplace are selling at an average of 33% below 2007 property values,” page 21.

RESPONSE:  As per comment 3 above, we have provided the Commission with several reports and studies.  These reports and studies have been clearly marked and highlighted to support the factual assertions we make throughout filing, including those specifically referenced in the Commissions’ comment above.

5.
We note your reference throughout the registration statement to management’s experience in real estate. In the business section or elsewhere, please describe management’s specific real estate experience that supports such statements.

RESPONSE:  We have revised our business section to include management’s real estate experience.  Specifically, Mr. Dreslin has been a licensed real estate sales associate since June of 2006.  Mr. Dreslin was the managing member of 4 limited liability companies engaged in the acquisition and development of approximately $30,000,000 of single family homes, condominiums and multi-family housing.  Mr. Dreslin was involved in all aspects of the acquisition and development of various properties, including floor plan design, implementing sales staff and providing expertise in cost analysis regarding development and selling price in order to maximize member value.

Prospectus Cover Page

6.	Please revise the cover page to reference the applicability of the penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

RESPONSE:  We have revised both the cover page and prospectus summary to reference the applicability of the penny stock rules to transactions in our securities.  Specifically, If our common stock becomes tradable in the secondary market, we will be subject to the penny stock rules adopted by the SEC that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks.  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system).  Our disclosure further references the fact that these penny stock disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities.

Prospectus Summary, page 5

7.
We note the discussion of your business.  Please balance your disclosure in the summary by discussing your competitive weaknesses and risks associated with your business and the offering.  In particular, please include a discussion of the most significant risk factors associated with an investment in your securities, including your lack of operating history, the fact that you have not yet generated any revenues, and the going concern opinion issued by your auditors, including a brief explanation of its relevance to investors. In addition, please disclose, if true, that you need additional sources of funding before you can begin operations and that you have not identified any sources for this funding.

RESPONSE:  We have revised our disclosure in the summary by discussing our competitive weaknesses and the risks associated with our business and the offering. Specifically, we have noted our lack of operating history, our lack of revenue and the going concern opinion issued by our auditors and its relevance to investors.  We anticipate that we will need an additional $49,000 in funding over the next twelve months.  The majority shareholder and President of the Company, Mr. David Dreslin, has committed to cover any cash shortfalls of the Company, although there is no written agreement or guarantee of such commitment. If we are unable to satisfy our cash requirements we may be unable to proceed with the Offering and our plan of operations.

The Offering, page 6

8.	Please revise your terms of the offering section to state that your selling shareholders will sell their shares at a fixed price until such time that the shares are listed on the OTC-BB.

RESPONSE:  In the offering section on page 6, we have revised the “Terms of the Offering” to read the following:

The selling security holders will sell their shares at a fixed price until such time that the shares are listed on the OTC-BB.

Risk Factors

9.
We note your disclosure on page 14 that you intend to apply for a listing on the OTC-BB concurrently with the filing of this registration statement.  Please add a risk factor describing how you may fail to qualify for a listing on the OTC-BB and that you may have difficulty in finding a market maker willing to file an application on your behalf.

RESPONSE: We have added a risk factor explaining that while it is our expectation to apply for quotation on the OTC Bulletin Board (OTCBB), we may not be approved, and even if approved, we may not be approved for trading on the OTCBB and therefore shareholders may not have a market to sell their shares, either in the near term or in the long term, or both.

Description of Business, page 20

10.
We note that you do not have any employees other than your officer.  Please revise to discuss how you will carry out your business operations, including the supply of your services, in light of your staffing situation.  Also, please revise to discuss how the experience of your current staff is adequate to provide the services you reference in this section.

RESPONSE: We have revised our Description of Business to reflect the Company’s intent to employ additional qualified employees or third-party vendors in the future, after it has secured contracts for the management of properties.  Property management employees will be employed on a commission only basis and will typically be paid a management fee between 2% and 5% of the gross monthly receipts of the property depending on specific requirements of each property. We have indicated our reliance on the experience of our President, Mr. David Dreslin. Mr. Dreslin is a CPA with twenty six years of business experience, the past seven years of which he has been actively involved in numerous real estate projects as both principal and advisor.  Additionally, Mr. Dreslin has been a licensed real estate sales associate since June of 2006.  Mr. Dreslin was the managing member of 4 limited liability companies engaged in the acquisition and development of approximately $30,000,000 (as retail price) of single family homes, condominiums and multi-family housing.  Mr. Dreslin was involved in all aspects of the acquisition and development of various properties, including floor plan design, implementing sales staff and providing expertise in cost analysis regarding development and selling price in order to maximize member value. The Company believes that Mr. Dreslin’s experience will put the Company in a position to carry out its business plan while keeping its operating expenses low until such time as additional administrative staffing becomes necessary.

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Plan of Operation, page 23

11.
Please provide a more specific description of the company’s plan of operations for the next twelve months as required by Item 101(a)(2) of Regulation S-K.  Specifically, please include detailed milestones and the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding.  Please explain how the company intends to meet each of the milestones if it cannot receive funding.

RESPONSE:  In accordance with Item 101(a)(2) of Regulation S-K, we have provided a more detailed description of the company’s plan of operations.  Specifically, we have included detailed milestones with regards to the company’s next twelve months of operations, the estimated expenses associated with those milestones and the expected source of funding. The majority shareholder has committed to cover any cash shortfalls of the Company, although there is no written agreement or guarantee.   The majority shareholder, David Dreslin, owns 77% of the Company and is the Company’s president and primary employee. If we are unable to satisfy our cash requirements we may be unable to proceed with the Offering and our plan of operations.

Directors, Executive Officers, Promoters and Control Persons, page 26

12.
Please disclose the business experience of David Dreslin for the past five years, including his principal occupation and employment, dates of employment, and the names and principal business of any company in which his employment was carried out.  For example, it appears that Mr. Dreslin was the president and chief financial officer of Gulf Shores Investment Inc.  Please describe his activities at Gulf Shores and the principal business of the company that was carried out.  See Item 401(e) of Regulation S-K.

RESPONSE: David Dreslin is currently the sole director and Chief Executive Officer of the Company.  Mr. Dreslin has worked as a CPA with 26 years of experience dealing with business enterprises both as a consultant and employee. In 1994 Mr. Dreslin formed Dreslin Financial Services, Inc. a financial services firm that provides full service accounting and management services to individuals and businesses, where he served as President from 1994 through the present.  Mr. Dreslin served as Chief Financial Officer and President of Gulf Shore Investments, Inc., a full service real estate management company that focused on developing a pricing strategy that it felt could make under-performing properties more profitable to the owners, from 2009 through May 23, 2011. Mr. Dreslin spent 3 years with Deloitte Haskins & Sells, "an International Big-Six Accounting Firm", as a member of their Emerging Business Services department and as a Senior Tax Accountant, from September 1985 to November 1988.   Mr. Dreslin has been involved in numerous real estate projects as both principal and advisor and he is a licensed Florida real estate professional.  Mr. Dreslin has been actively involved in real estate development and investing since 2004.  He has experience in multi-family, commercial and residential real estate properties.  Mr. Dreslin also has a number of real estate related clients in his accounting practice and he has experience in real estate valuations.  Mr. Dreslin holds a BBA in Accounting from the University of South Florida.

13.	Please revise this section to identify your promoters and state the amount of anything of value received by your promoter in connection with this offering. See Item 404(c) of Regulation S-K

RESPONSE:  We do not believe this question to be applicable as the Company did not use any promoters in connection with this offering.

Employment Agreements, page 27

14.
Please tell us whether Mr. Dreslin is entitled to any compensation in the event of a change in control or a change in his responsibilities.  If so, please provide the information required by Item 402(q)(2) of Regulation S-K.

RESPONSE:   In the event that Mr. Dreslin’s employment is terminated by the Company without cause including but not limited to an involuntary change in position or termination of Mr. Dreslin as a result of a material breach of this Agreement by the Company (any of the foregoing, an “Involuntary Termination”),  Mr. Dreslin shall receive from the Company, through the effective date of the Involuntary Termination:  (i)  the base salary of $85,000 (the “Base Salary”), including relevant cost of living adjustments; (ii) (a) compensation for all accrued, unexpired vacation time, and (b) any applicable outstanding expense reimbursements; and (iii) an additional two weeks’ pay of Mr. Dreslin’s then current Base Salary.

Part II. Information Not Required In Prospectus

Recent Sales of Unregistered Securities, page II-1

15.
With regard to the 39 investors who purchased shares in your June 10, 2010 Regulation D, Rule 506 offering, please revise this section to name the persons or identify the class of persons to whom the securities were sold.

RESPONSE: We have updated Recent Developments on Page 6 and Recent Sales of Unregistered Securities on page II-2 to read the following:

On June 30, 2010, we completed a Regulation D Rule 506 offering in which we sold 6,052,000 shares of the Company’s common stock to 39 investors, of which 10 were accredited and 29 were non-accredited, at a price per share of $0.01 for an aggregate offering price of $60,520.

Exhibit 5.1

16.
We note that counsel has opined that when issued and delivered as contemplated by the Registration Statement, the common shares will be validly issued, fully paid, and non- assessable.  We also note that all of the shares being sold in the offering are already issued and outstanding.  Therefore, please have counsel revise the legal opinion to opine on whether your shares are validly issued.

RESPONSE: Counsel has revised its opinion to indicate that all of the shares being sold in the offering are validly issued.

17.
We note that counsel states that it relied solely upon, without independent verification or investigation of the accuracy or completeness of all written statements and other information of or from public officials, officers or other representatives of the Company and others. Please have counsel revise for consistency with the prior paragraph which states that counsel examined, among other things, the articles of incorporation, the bylaws and resolutions adopted by the board of directors.

RESPONSE: Counsel has revised its opinion for consistency and states that counsel examined, among other things, the articles of incorporation, the bylaws and resolutions adopted by the board of directors.

Very Truly Yours,
/s/ David Dreslin
David Dreslin
Chief Executive Officer